Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2024 RESULTS

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4.4% Increase in 3Q24 Revenue Compared to 2Q24, 8.7% Growth Compared to 3Q23
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3.4% Expansion of 3Q24 Gross Profit Compared to 2Q24
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Overall Utilization Rate Remains Healthy at 67%
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Net Earnings of NT$0.41 per Basic Common Share or US$0.26 per Basic ADS Compared to Net Earnings of NT$0.62 per Basic Common Share or US$0.39 per Basic ADS in 2Q24
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Strong Financial Position and Liquidity with NT$13,776.6 Million or US$435.3 Million Balance of Cash and Cash Equivalents

Hsinchu, Taiwan – November 5, 2024 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the third quarter ended September 30, 2024. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$31.65 against US$1.00 as of September 30, 2024.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the third quarter of 2024 was NT$6,068.0 million or US$191.7 million, an increase of 4.4% from NT$5,809.6 million or US$183.6 million in the second quarter of 2024 and an increase of 8.7% from NT$5,581.5 million or US$176.4 million for the same period in 2023.

Net non-operating expenses in the third quarter of 2024 were NT$65.3 million or US$2.1 million, compared to net non-operating income of NT$127.6 million or US$4.0 million in the second quarter of 2024, and net non-operating income of NT$230.9 million or US$7.3 million in the third quarter of 2023. Third quarter of 2024 results were impacted by a foreign exchange loss of NT$73 million or US$2.3 million, compared to a foreign exchange gain of NT$25 million or US$0.8 million in the second quarter of 2024, and a foreign exchange gains of NT$167 million or US$5.3 million in the third quarter of 2023. Third quarter of 2024 results include a decrease of a gain on disposal of non-current assets held for sale of NT$72 million or US$2.3 million, and a gain on valuation of financial assets at fair value through profit or loss of NT$18 million or US$0.6 million compared to the second quarter of 2024. Third quarter of 2024 results also include the adverse impact of a loss on the share of associates accounted for using equity method of NT$5 million or US$0.1 million, compared to a profit on the share of associates accounted for using equity method of NT$63 million or US$2.0 million in the third quarter of 2023.

Net profit attributable to equity holders of the Company for the third quarter of 2024 was NT$299.4 million or US$9.5million, and NT$0.41 or US$0.01 per basic common share, as compared to NT$450.6 million or US$14.2 million, and NT$0.62 or US$0.02 per basic common share in the second quarter of 2024. This compares to NT$580.6 million or US$18.3 million, and NT$0.80 or US$0.03 per basic common share in the third quarter of 2023. Net earnings for the third quarter of 2024 were US$0.26 per basic ADS, compared to US$0.39 per basic ADS for the second quarter of 2024 and US$0.50 per basic ADS in the third quarter of 2023.

Net free cash outflow for the first nine months of 2024 was NT$400.6 million or US$12.7 million, primarily in support of capacity additions in the Company’s long-term growth segments, with a strong balance of cash and cash equivalents of NT$13,776.6 million or US$435.3 million.

Third Quarter 2024 Investor Conference Call / Webcast Details

Date: Tuesday, November 5, 2024

Time: 4:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-33961191

Password: 1625505 #

Webcast and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay: Starts approximately 2 hours after the live call ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.